[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1131

CyrusOne Inc.

Registration Statement on Form S-11

File No. 333-183132

October 5, 2012

Dear Ms. Gowetski:

CyrusOne Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-11 (File No. 333-183132) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated September 4, 2012, relating to the Registration Statement. Four clean copies of Amendment No. 1, and four copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the responses are to pages in the marked copy of Amendment No. 1.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure. Where requested, information has been provided supplementally, under separate cover.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company notes the Staff’s comment and in response confirms that (i) no written materials have been provided by the Company or on its behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”) to potential qualified institutional buyers or institutional accredited investors and (ii) no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

In response to the Staff’s comment, the Company is in the process of selecting the artwork that will be used in the prospectus and will supplementally supply the Staff with these materials once they have been chosen and prior to distributing any preliminary prospectus to prospective investors.

3.	Please tell us if management considers same store net operating income as a key performance measure. We may have further comments.

The Company notes the Staff’s comment and advises the Staff that management does not consider same store net operating income to be a key performance measure, and as a result the Company has not historically tracked or reported same store net operating income. Due to the historical and expected substantial future growth of the Company’s property portfolio (e.g., 390,000 net rentable square feet (“NRSF”) under development, 754,000 NRSF of additional powered shell space under roof and available for development and 140 acres of land that are available for future data center facility development), the Company does not believe that same store net operating income is a meaningful performance measure at this time. As the size of the Company’s property portfolio stabilizes in the future, it may begin to track and report same store net operating income to the extent it believes such information will provide meaningful information to investors.

Market Data and Industry Forecasts, page ii

4.	We note your disclosure that you “obtained substantially all” of your market data and industry forecast from International Data Corporation. For all other quantitative and qualitative business and industry data used in the registration statement, please supplementally provide us with support. Clearly mark the specific language in the supporting materials that supports each statement. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

In response to the Staff’s comment, the Company has supplementally provided the Staff, under separate cover, with support for such other quantitative and qualitative business and industry data in paper form pursuant to Securities Act Rule 418. The Company hereby requests that such materials, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

Our Company, page 1

5.	We note that you are an owner, operator and developer of “enterprise-class, carrier-neutral” data center properties. Please briefly explain what you mean by “enterprise-class, carrier-neutral” in this section.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 1 of Amendment No. 1, and elsewhere in the document as appropriate, to clarify what is meant by “enterprise-class, carrier-neutral” data center properties.

6.	Please revise your disclosure on page 1 to clarify that your top 10 customers represented 46% of your total annualized rent as of March 31, 2012.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 1 of Amendment No. 1 to quantify the annualized rent provided by the Company’s top 10 customers.

Our Portfolio, page 2

7.	We note that “Annualized Rent” represents the monthly contractual rent (defined as cash rent before abatements and including reimbursements of $13.4 million for the month of March 2012). Please revise to provide average effective rent reflecting abatements, concessions or free rent. In addition, please clarify if the $13.4 million is spread across all facilities and tell us how such amount compares to the average reimbursements over the last two years.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 3 of Amendment No. 1, and elsewhere in the document as appropriate, in order to include annualized effective rent. The total annualized rent that appears on page 2 of Amendment No. 1, and elsewhere in the document as appropriate, defined as cash rent including reimbursements under existing customer leases as of June 30, 2012, multiplied by 12, is $204,734,474. The total annualized effective rent as of that date, which is annualized rent, adjusted to include abatements, free rent and other straight-line adjustments, is $211,256,331.

In addition, the Company has revised the disclosure appearing on such pages of Amendment No. 1 to clarify that the $17.6 million of reimbursements are spread across all of the Company’s facilities with separately metered power. The Company also advises the Staff that the size of its average reimbursements have increased from $11.6 million annualized in December 2010 to $17.6 million annualized in June 2012. Since this increase is largely the result of a significant increase in the size of the Company’s property portfolio over the same period, the Company respectfully submits that a comparison of average reimbursements would not provide meaningful information to investors. Over the last six quarters, metered power reimbursements have ranged between 7.2% and 8.6% of annualized rent. The size of the metered power reimbursement as a percentage of annualized rent fluctuated based on power consumption, energy prices and the percentage of metered power versus full-service customers. The Company respectfully submits that providing its most recent monthly reimbursement information would provide more valuable information to investors, as it will enable such investors to understand the magnitude of the Company’s reimbursements at the time of the offering.

Summary Risk Factors, page 7

8.	We note the first three risk factors listed on page 7. Please revise each risk factor to quantify (i) the small number of customers and the significant portion of rent for which they account, (ii) the significant portion of leases that expire and corresponding rent and (iii) the substantial portion of revenue by serving a limited geographic area and identify the areas(s).

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 7 and 8 of Amendment No. 1 to provide the requested information.

9.	Please quantify the number of data centers spaces that you lease or sublease and provide the percentage of your annual effective rent this represents.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 8 of Amendment No. 1 to provide the requested information.

Structure and Formation of our Company, page 8

10.	Please revise to provide an accounting treatment section that discloses how you are accounting for the REIT formation and the contribution of the subsidiaries’ interests to the operating partnership. Within this disclosure disclose the accounting acquirer which should be a single entity and how you have determined that the merger is a reorganization of entities under common control.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 9 of Amendment No. 1, and elsewhere in the document as appropriate, to indicate that the Company has concluded that these transactions qualify as transactions between entities under common control, as all of the properties and the other interests transferred to CyrusOne LP, a wholly-owned subsidiary of CBI, will be contributed by other wholly-owned subsidiaries of CBI. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 Business Combinations, a “business combination” excludes the transfers of net assets or exchanges of equity interests between entities under common control. Further, the transfers of net assets or exchanges of equity interests between entities under common control should be accounted for similar to the pooling-of-interests method in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Since both CyrusOne LP and those certain subsidiaries of CBI that are contributing the properties comprising the Company’s property portfolio will be under the common control of CBI at the time of the offering and the formation transactions, the transfer of assets and liabilities of each of these entities will be accounted for at historical cost in a manner similar to a pooling of interests.

11.	We note that your operating partnership will receive a contribution of, or will purchase, direct and indirect interests in a portfolio of properties owned by CBI and certain of its subsidiaries. Please revise to (i) identify the properties to be contributed, (ii) briefly describe what you mean by “direct and indirect” interests and (iii) describe how you determined the value of these interests to be contributed. In this regard, we note your disclosure on page 32 that you have not obtained third party appraisals.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 9 of Amendment No. 1, and elsewhere in the document as appropriate, to (i) indicate that the properties to be contributed consist of the entire property portfolio owned by the Predecessor, as set forth on page 2 of Amendment No. 1 and (ii) explain that “direct and indirect” means that certain properties are being directly contributed and certain properties are being contributed through the contribution of the equity interests of the entity that directly owns those properties. The Company also respectfully submits that it has not made a determination of the value of the interests to be contributed. Because all of such interests are currently under common control and will continue to be under common control following consummation of the formation transactions, the formation transactions do not involve the payment of consideration to a third party where a valuation will be required, either for accounting purposes or as a business matter.

Summary Financial Data, page 16

12.	We refer you to your disclosure on page 19. Please tell us whether your NOI calculation includes tenant improvements and leasing commissions. In this regard, please tell us what is included in sales and marketing costs as well as general and administrative costs. We may have further comments.

The Company notes the Staff’s comment and advises the Staff that sales commissions incurred at the commencement of a new lease are capitalized and amortized on a straight-line basis over the expected life of the customer relationship. Amortization of deferred leasing costs is presented within depreciation and amortization, which is excluded from the Company’s NOI calculation. The Company has not historically incurred any tenant improvement costs. The Company’s sales and marketing expenses consist of salaries and benefits of its internal sales staff, travel and entertainment, office supplies, marketing and advertising costs. General and administrative costs include salaries and benefits of senior management and support functions, legal and consulting costs, and other administrative costs. Marketing and advertising costs are not property specific, rather these costs support the Company’s entire portfolio. As a result, the Company has excluded these marketing and advertising costs from its NOI calculation, consistent with the treatment of general and administrative costs which also support the Company’s entire portfolio.

Use of Proceeds, page 48

13.	Please revise your disclosure to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

The Company notes the Staff’s comment and respectfully directs the Staff to the revised disclosure appearing on page 47 of Amendment No. 1, which indicates that the proceeds of the offering will be used to fund future acquisitions of real estate, development of real estate, recurring real estate expenditures and other non-real estate capital expenditures and general working capital. Since the proceeds of the offering are no longer expected be used to discharge indebtedness, the Company respectfully submits that the disclosure required by Instruction 4 to Item 504 of Regulation S-K is no longer applicable.

Dividend Policy, page 49

14.	Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12-month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend. As applicable, please address the comparability of your pro forma results to your reasonable beliefs about results over the next twelve months.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 48 through 51 of Amendment No. 1 to provide a tabular illustration of its estimated cash available for distribution for the 12 months following the offering, calculated on the basis of adjustments to pro forma loss before noncontrolling interests for the 12 months ended June 30, 2012, including the ratio of estimated available cash and its projected dividend distribution. The Company respectfully submits that providing the basis for the Company’s calculation of its initial intended dividend provides useful information to investors. In addition, the Company has supplementally provided the Staff, as Appendix A to this letter, with the revised “Dividend Policy” section, which includes numerical data with respect to estimated cash available for distribution.

Dilution, page 51

15.	Please advise us whether you intend to include the disclosure described in the first sentence of Item 506 of Regulation S-K.

The Company notes the Staff’s comment and advises the Staff that it does not intend to include the disclosure described in the first sentence of Item 506 of Regulation S-K. Item 506 of Regulation S-K provides that: “[w]here common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash costs to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire, and the registrant is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately prior to the filing of the registration statement, there shall be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons.”

The Company is a newly-organized Maryland corporation with no operating history. The only common equity of the Company to be acquired by affiliates of the Predecessor, other than the 100 shares of the Company’s common stock issued to CBI for an aggregate purchase price of $1,000 in connection with the Company’s initial capitalization, will be the common equity such affiliates receive in the formation transactions in exchange for the contribution of their direct and indirect interests in the Predecessor’s property portfolio. The Company does not intend to grant equity interests pursuant to its equity incentive plan prior to the completion of the offering. Concurrently with the completion of the offering, the Company plans to grant awards of restricted shares of common stock and performance units to certain of its directors and executive officers in an amount to be determined by the Company’s board of directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Factors That May Influence Future Results of Operations, page 56

16.	Please revise your disclosure here or elsewhere, as applicable, to include development costs per square foot for the completed development.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 59 of Amendment No. 1 to provide the requested information.

17.	We note from a risk factor on page 22 that after giving effect to the formation transactions, you will lease 14 of the 21 buildings in your operating portfolio that account for approximately 40% of your total operating NRSF. Please tell us how this compares to the number of buildings leased vs. owned by the combined predecessor entities. If you anticipate a significant increase in rent expense with the new ownership structure, please disclose.

The Company notes the Staff’s comment and advises the Staff that the Predecessor’s combined financial statements reflect 14 leased properties and seven owned properties as of June 30, 2012. Prior to or concurrent with this offering, the Company intends to purchase the property located at 229 West Seventh Street, which the Company currently leases from CBT. This property was already reflected as owned in the Predecessor’s combined financial statements for all historical periods. As a result, the Company advises the Staff that it does not expect any significant changes in its rent expense to result from the new ownership structure.

Capital Expenditures, page 62

18.

Please include additional analysis of your capitalized expenditures by disclosing amounts capitalized for new development, redevelopment/renovations, tenant allowances and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from period to period and expectations for the future.

In response to the Staff’s comment, the Company has revised the tables appearing on pages 62, 65, 68 and 71 of Amendment No. 1 to provide for the following components of the Company’s capital expenditures: (i) acquisitions of real estate, (ii) development of real estate, (iii) recurring real estate expenditures and (iv) all other non-real estate capital expenditures. The Company has also revised the related textual disclosure to describe the period to period fluctuations for each of the aforementioned components of the Company’s capital expenditures. The Company also respectfully directs the Staff to the disclosure appearing on pages 58 and 59 of Amendment No. 1, which the Company has revised to describe how acquisitions of real estate, development of real estate, recurring real estate expenditures and all other non-real estate capital expenditures are defined.

The Company notes that the Staff has requested disclosure of amounts capitalized for redevelopment/renovations and tenant allowances. The Company advises the Staff that it has not historically incurred capital expenditures for redevelopment/renovations or tenant allowances. Additionally, the Company respectfully directs the Staff to the disclosure appearing on page 76 of Amendment No. 1, which indicates that the Company projects its capital expenditures to be approximately $240 million in 2012, of which $104.8 million was spent in the first half of 2012.

Quarterly Results of Operations Data, page 68

19.	Please tell us and disclose in the filing why you have chosen to present quarterly operating data for only the last seven quarters.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 74 and 75 of Amendment No. 1 to present quarterly operating data for the last eight quarters.

Pro forma condensed combined financial statements

20.	We note your disclosure that the interests contributed by CBI’s subsidiaries in the formation transactions will be recorded at historical cost, as this transaction is deemed a common control merger. Please tell us how you determined that the interests contributed by CBI’s subsidiaries are under common control.

The Company notes the Staff’s comment and advises the Staff that it has determined that the interests contributed by CBI’s subsidiaries are under common control because the interests transferred to CyrusOne LP, a wholly-owned subsidiary of CBI, will be contributed by other wholly-owned subsidiaries of CBI. In accordance with FASB ASC 805 Business Combinations, a “business combination” excludes the transfers of net assets or exchanges of equity interests between entities under common control. Further, the transfers of net assets or exchanges of equity interests between entities under common control should be accounted for similar to the pooling-of-interests method in that the entity that receives the net assets or the equity interests initially recognizes the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Since both CyrusOne LP and those certain subsidiaries of CBI that are contributing the interests will be under the common control of CBI at the time of the offering and the formation transactions, the transfer of such interests by these entities will be accounted for at historical cost in a manner similar to a pooling of interests.

Liquidity and Capital Resources, page 70

21.	We note your disclosure on page 71 that, as of March 31, 2012, you along with several CBI subsidiaries have guaranteed a total of $2.2 billion of CBI debt and that the maximum amount that you could be required to repay is not determinable. Please explain how the amount that you could be required to repay is not determinable and explain the consequences to you if you are not released from these guarantee obligations.

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure appearing on page 77 of Amendment No. 1, and elsewhere in the document as appropriate, to clarify that (i) while the maximum amount that the Company could be required to repay is $2.2 billion, the actual amount that the Company may be required to repay is not determinable and (ii) the Company “will be released from these guarantee obligations concurrent with the related financing transactions and prior to or concurrent with this offering.”

22.	Please include disclosure analyzing how the financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your operations.

In response to the Staff’s comment, the Company undertakes to include disclosure analyzing how the financial covenants in its indebtedness may restrict its ability to incur additional debt to finance its operations. Such disclosure will be provided when the covenants contained in the Company’s future indebtedness have been established.

Business and Properties, page 88

23.	Please revise your disclosure here or elsewhere, to discuss your leasing activities for the reported periods, including, as appropriate, a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a per square foot basis.

In response to the Staff’s comment, the Company has provided qualitative disclosure on page 104 of Amendment No. 1, setting forth management’s belief that rents for new leases in its portfolio generally reflect current market rental rates for comparable space. The Company respectfully submits that providing summary quantitative disclosure to support this assessment may be misleading to investors because of the variability in annualized rent per leased NRSF due to location, power consumption and density, level of redundancy, total square footage under lease, lease length, connectivity and type of lease. In addition, new leases (including renewed leases) with an existing customer may include additional services, such as additional power or connectivity, which increase the rate but do not increase a customer’s NRSF, and customers may enter into multiple leases for the same space as they increase their services at a particular data center over time. These factors can produce significant swings in average rents by location for new leases, sometimes by as much as 100% or more period over period. Based on the significant number of customers currently leasing from the Company pursuant to the automatic renewal feature and the Company’s low recurring rent churn rate, which incorporates any decreases in rental rate upon renewal, the Company believes that its lease rates generally reflect current market rental rates for comparable space and services.

The Company has not historically tracked leasing activity in its systems in a manner that would allow it to distinguish between new leases and renewals. The Company’s typical lease structure includes an initial fixed term (typically three to five years), and an automatic renewal feature such that most of its leases renew either on a month-to-month basis, for one-year extension periods or for the original length of the lease. Customers may enter into multiple leases for the same space, due to increases in the services they require at a particular data center over time. When customers request new services, such as incremental power or connectivity, such services are provided pursuant to new leases, rather than as additions to an existing lease, and typically result in an extension of the term of the leases for the underlying space. Frequently, customers will allow their leases to roll through automatic renewal. As of June 30, 2012, 27% of the Company’s total number of lease agreements were in auto-renewal. Most of the Company’s leases provide for no change in rental rate or tenant concessions upon such automatic renewal. Because of the structure of its leases and their automatic renewal provisions, in measuring and evaluating the Company’s operating and financial performance, management does not focus on per square foot rental rates or tenant concessions with respect to tenant renewals. Rather, management focuses on recurring rent churn.

Recurring rent churn measures reductions in recurring rent due to customer terminations, net pricing reductions or service reductions as a percentage of the annualized rent at the beginning of the applicable period, excluding any impact from metered power reimbursements. As disclosed on page 104 of Amendment No. 1, the Company’s recurring rent churn for the six months ended June 30, 2012 was approximately 2.4% (of which 0.6% resulted from non-renewals and 1.8% resulted from net reductions in rental rate), and 3.0% for the year ended December 31, 2011 (of which 1.5% resulted from non-renewals and 1.5% resulted from net reductions in rental rate). Recurring rent churn does not include increases in revenue from increased services provided or increases in rental rate. The Company believes its presentation of recurring rent churn data will enable investors to assess the Company’s performance with respect to tenant retention, market rate adjustments at renewal and lease renewals.

In response to the Staff’s comment with respect to tenant concessions and tenant improvement costs, the Company has provided disclosure on page 105 of Amendment No. 1 stating that the Company has not historically paid for tenant concessions or improvement costs. In addition, since data center customers are purchasing the “environment” that the Company has created in the data center, the Company does not pay for tenant improvements to such space.

The Company has also provided disclosure on page 105 of Amendment No. 1 regarding commissions paid to internal employees and third-party brokers in total. The Company primarily uses its internal sales force rather than third-party brokers. For competitive reasons, the Company would prefer not to provide sensitive information regarding this single component of the sales forces’ compensation.

24.	Please revise your disclosure to provide, in tabular format, your geographic diversification, including percentage of revenue for each region.

In response to the Staff’s comment, the Company has revised the table appearing on pages 2 and 100 of Amendment No. 1 to provide the Company’s geographic diversification, including its percentage of revenue for the midwest, south and international regions.

Lease Expirations, page 96

25.	We note that leases representing 24% and 13% of your total NRSF are scheduled to expire in 2012 and 2013, respectively. Please revise your disclosure here or elsewhere, as applicable, to discuss the relationship of market rents and expiring rents.

The Company notes the Staff’s comment and has provided qualitative disclosure on page 104 of Amendment No. 1 setting forth management’s belief that the leases scheduled to expire in 2012 and 2013 will be renewed for comparable rates. The Company has not historically tracked leasing activity in its systems in a manner that would allow it to distinguish between new leases and renewals. The Company’s typical lease structure includes an initial fixed term (typically three to five years), and an automatic renewal feature such that most of its leases renew either on a month-to-month basis, for one-year extension periods or for the original length of the lease. Customers may enter into multiple leases for the same space, due to increases in the services they require at a particular data center over time. When customers request new services, such as incremental power or connectivity, such services are provided pursuant to new leases, rather than as additions to an existing lease, and typically result in an extension of the term of the leases for the underlying space. Frequently, customers will allow their leases to roll through automatic renewal. As of June 30, 2012, 27% of the Company’s total number of lease agreements were in auto-renewal. Most of the Company’s leases provide for no change in rental rate or tenant concessions upon automatic renewal. Based on the significant number of customers currently leasing from the Company pursuant to the automatic renewal feature and the Company’s low recurring rent churn rate, as explained on page 104 of Amendment No. 1, the Company believes that its lease rates generally reflect current market rental rates for comparable space and services.

Properties Under Development, page 103

26.	Please revise your disclosure here or elsewhere, as applicable, to provide the anticipated completion date, costs incurred to date and budgeted costs for each of the properties under development.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 101 of Amendment No. 1 to provide the requested information.

Relationships with Underwriters, page 178

27.	Please revise your disclosure to discuss any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 186 of Amendment No. 1 to provide the requested information.

Experts, page 181

28.	Please tell us what consideration you have given to identifying the third-party valuation specialists referred to on page 79 and the independent valuation firm referred to on page F-35, and filing consents, as applicable, as exhibits to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

The Company notes the Staff’s comment and respectfully advises the Staff that it has considered the requirements of Section 7(a) and Rule 436 of the Securities Act and concluded that it is not required to disclose the names of third-party valuation specialists and independent valuation firm. As a result, the Company does not intend to file the consent of such third-party valuation specialists and independent valuation firm as exhibits to the Registration Statement. Section 7(a) of the Securities Act provides that the written consent of any person who “is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement,” must be filed as an exhibit to the registration statement. The Company respectfully submits that Section 7(a) of the Securities Act does not apply to the third-party valuation specialists and independent valuation firm because they will not be named as having prepared or certified any part of the Registration Statement or any report or valuation for use in connection therewith. Rule 436(a) of the Securities Act requires a written consent to be filed “[i]f any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement or in a prospectus.” Rule 436(b) of the Securities Act requires a written consent to be filed “[i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts.” No report or opinion of the third-party valuation specialists or independent valuation firm will be quoted or summarized in the Registration Statement, prospectus or any amendment or supplement thereto, and neither the Registration Statement, the prospectus nor any amendment or supplement thereto will state that the third-party valuation specialists or independent valuation firm has reviewed or passed upon any information contained therein. In addition, Question 141.02 under the Commission’s Compliance and Disclosure Interpretations for the Securities Act also provides that “if the disclosure states that management or the board prepared the [analysis]1 and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the [analysis] to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the [analysis] as the [analysis is] attributed to the registrant.” The Company respectfully submits that it engaged the third-parties to assist in the Company’s estimates and the Company does not attribute the estimated results to such third-parties. The Company has revised the disclosure appearing on page 85 of Amendment No. 1, and elsewhere in the document as appropriate, to clarify that Company management is responsible for such estimates.

Adjustments to the pro forma condensed combined statement of operations, page F-8

29.	We note that you have included a pro forma adjustment to show expected additional general and administrative expenses as the result of becoming a public company. Please remove this adjustment as incremental costs of becoming a public company are not directly attributable to the transaction. The pro formas are being presented as a result of the merger and not the offering.

In response to the Staff’s comment, the Company has revised the pro forma financial statements and related notes CC, DD and EE on pages F-4 through F-10 of Amendment No. 1 to include compensation expense associated with restricted stock and performance units to be granted to employees in connection with the offering as pro forma adjustments. All other general and administrative expenses expected to result from the Company becoming a public company have been excluded from the pro forma adjustments. In addition, note EE on page F-10 of Amendment No. 1 provides the following: “The pro forma financial statements may not be indicative of the CyrusOne’s future results of operations as additional general and administrative costs will be incurred to operate as a standalone company. Management estimates these costs will approximate $5.0 million on an annual basis exclusive of stock compensation costs. These costs will consist of compensation to hire personnel to perform functions previously performed by CBI, board of directors fees, audit fees and other general and administrative costs. These costs have been excluded from the pro forma statement of operations as it represents a forward-looking estimate.” The Company respectfully submits that the revised disclosure in

[1]	The Company advises the staff that it has included the bracketed language in place of the phrase “purchase price allocations” which appears in Question 141.02 under the Commission’s Compliance and Disclosure Interpretations for the Securities Act because, although the Company believes that the principles are the same, “purchase price allocations” are not the subject of the Company’s disclosure referenced in the Staff’s comment.

note EE follows the guidance in the Commission’s Financial Reporting Manual, Topic 3: Pro Forma Financial Information, Section 3290 “Carved-Out” Businesses, which provides that “a forecast about post-acquisition results of operations may be meaningful when provided with a pro forma statement of operations prepared in accordance with S-X Article 11 when historical financial statements of the acquiree are not indicative of future financial conditions or results of operations because of changes in the business and the omission of various operating expenses in the financial statements of businesses carved out of larger entities.”

30.	In your next amendment please provide completed pro forma financial statements.

In response to the Staff’s comment, the Company has updated its pro forma financial statements appearing on pages F-4 through F-10 of Amendment No. 1 to include additional information regarding the related financing transactions and other pro forma adjustments. The Company undertakes to provide the remaining items necessary to complete the pro forma financial statements when such items have been established.

Combined Statements of Cash Flows, page F-25

31.	We note that you have included acquisitions of properties and capital expenditures in one line item in the investing section of the cash flow statement. Please present these as separate line items within investing activities due to their significance.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages F-17 and F-27 of Amendment No. 1 to present capital expenditures for acquisitions of real estate and all other capital expenditures as separate line items within the investing activities section of the cash flow statement.

Notes to Consolidated Financial Statements, page F-27

32.	Please include a rollforward of Buildings and improvements in the notes to the combined financial statements for the year ended December 31, 2011 and the interim period. We note significant increases in the balance of this line item without adequate explanation in the accompanying notes.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-20 of Amendment No. 1 to present a rollforward of the Company’s investment in real estate for the interim period as well as the amount of additions and impairments associated with buildings and improvements in Note 4 to the Company’s notes to combined financial statements (unaudited). The Company also respectfully directs the Staff to the disclosure appearing on pages F-50 and F-51 of Amendment No. 1, which presents a rollforward of the Company’s investment in real estate for the year ended December 31, 2011, as well as the amount of additions and disposals associated with buildings and improvements for each of the three years ended December 31, 2011, 2010 and 2009 under “Supplemental Schedule—Schedule III—Real Estate Properties and Accumulated Depreciation.”

Note 2. Significant Accounting Policies, page F-28

Investments in Real Estate, page F-28

33.	Please expand your disclosure to explain your accounting policy for determining whether a lease should be classified as capital or operating.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-30 of Amendment No. 1 to provide the requested information.

Financial Statements and Exhibits, page II-3

34.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Company notes the Staff’s comment and advises the Staff that it will file all required exhibits as promptly as possible. The Company further advises the Staff that it has provided the Staff supplementally, as Appendices B and C to this letter, drafts of the legal and tax opinions.

In response to the Staff’s comment, the Company advises the Staff that, with respect to the exhibits that the Company intends to file “forms of” agreements, the Company intends to execute those agreements concurrently with the closing of the offering. Accordingly, the Company will not be in a position to file final, executed copies of such agreements prior to the effectiveness of the Registration Statement. The Company acknowledges that incomplete exhibits may not be incorporated by reference and that it will refile each such exhibit in final, executed form as an exhibit to the Company’s first Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the Commission following the consummation of the offering, as required. The Company further advises the Staff that, to the extent any such agreements are executed prior to the effectiveness of the Registration Statement, the Company will file a final, executed copy of such agreements prior to the effectiveness of the Registration Statement.

Please contact the undersigned at (212) 474-1131, or, in my absence, Daniel A. O’Shea at (212) 474-1792 or John C. Duffy at (212) 474-1408, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Ms. Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Encls.

FEDERAL EXPRESS

Copy w/encls., to:

Ms. Kristi Marrone, Staff Accountant

Mr. Daniel Gordon, Accounting Branch Chief

Ms. Folake Ayoola, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mr. Gary J. Wojtaszek, President and Chief Executive Officer

CyrusOne Inc.

1649 West Frankford Road

Carrollton, TX 75007

APPENDIX A

DIVIDEND POLICY

We intend to pay regular quarterly dividends to holders of our common stock. We intend to pay a pro rata initial dividend with respect to the period commencing on the completion of this offering and ending December 31, 2012, based on $     per share for a full quarter. On an annualized basis, this would be $     per share, or an annual distribution rate of approximately     % based on an estimated initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending June 30, 2013. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending June 30, 2013, which we have calculated based on adjustments to our pro forma loss before noncontrolling interests for the 12 months ended June 30, 2012. This estimate was based on the Predecessor’s historical operating results and does not take into account our growth strategy. In estimating our cash available for distribution for the 12 months ending June 30, 2013, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisitions, development and other capital expenditures and other activities, other than a provision for recurring capital expenditures and contractual obligations for leasing commissions. It also does not reflect the amount of cash estimated to be used for financing activities, except for scheduled principal payments on capital leases and other long-term obligations. Any such investing and/or financing activities may adversely affect our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with U.S. GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We do not intend to reduce the expected dividends per share if the underwriters exercise their over-allotment option; however, this could require us to utilize additional cash on hand or borrow under our revolving credit facility to pay the dividends associated with the over-allotment option.

We anticipate that, at least initially, our distributions may exceed our then-current and accumulated earnings and profits as determined for U.S. federal income tax purposes due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of such common stock. In that case, the gain (or loss) recognized on the sale of such common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, such distributions generally will be treated as a capital gain realized from the taxable disposition of those shares. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

We cannot assure you that our estimated dividends will be made or sustained or that our board of directors will not change our dividend policy in the future. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our customers to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income excluding net capital gains and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income including net capital gains. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements, and we may need to borrow funds to make these distributions.

The following table describes our pro forma income (loss) before noncontrolling interests for the year ended December 31, 2011, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending June 30, 2013 (amounts in millions except share data, per share data, square footage data and percentages):

Pro forma loss before noncontrolling interests for the year ended December 31, 2011	$(0.9)
Less: pro forma loss before noncontrolling interests for the six months ended June 30, 2011	0.4
Add: pro forma loss before noncontrolling interests for the six months ended June 30, 2012	(15.6)

Pro forma loss before noncontrolling interests for the 12 months ended June, 30, 2012	(16.1)
Add: real estate depreciation and amortization (a)	44.2
Add: other depreciation and amortization (b)	19.3
Add: net increases (decreases) in contractual rent income (c)	15.7
Less: net decreases in contractual rent income due to lease expirations, assuming recurring revenue churn based on historical data (d)	(4.7)
Less: net effect of straight line rents (e)	(7.2)
Add: non-cash compensation expense (f)	8.3
Add: amortization of financing costs and original issuance discount (g)	2.5
Add: non-cash impairment charges (h)	13.3

Estimated cash flow from operating activities for the 12 months ending June 30, 2013	75.3

Estimated cash flows used in investing activities:
Less: contractual obligations for leasing commissions (i)	(0.3)
Less: estimated annual provision for recurring capital expenditures (j)	(1.7)

Total estimated cash flows used in investing activities	(2.0)

Estimated cash flows used in financing activities—scheduled principal amortization payments of capital and other long-term lease obligations (k)	(7.5)

Estimated cash flow available for distribution for the 12 months ending June 30, 2013	65.8

Our share of estimated cash available for distribution (l)

Noncontrolling interests’ share of estimated cash available for distribution

Total estimated initial annual distributions to stockholders

Estimated initial annual distribution per share (m)

Payout ratio based on our share of estimated cash available for distribution (n)		%

(a) Real estate depreciation and amortization for the 12 months ended December 31, 2011	37.8

Less: Real estate depreciation and amortization for the six months ended June 30, 2011	(17.4)

Add: Real estate depreciation and amortization for the six months ended June 30, 2012	23.9

Real estate depreciation and amortization for the 12 months ended June 30, 2012	44.2

(b)	Other depreciation and amortization primarily consists of non-cash amortization of customer relationship intangibles, non-real estate depreciation, and amortization of other intangibles:

Other depreciation and amortization for the 12 months ended December 31, 2011	17.8
Less: Other depreciation and amortization for the six months ended June 30, 2011	(8.7)

Add: Other depreciation and amortization for the six months ended June 30, 2012	10.3

Other depreciation and amortization for the 12 months ended June 30, 2012	19.3

(c)	Represents net increases from new leases, renewals and contractual rent increases, net of abatements, from existing leases and net decreases for terminated leases or rate reductions, in each case that were not in effect for the entire 12 month period ended June 30, 2012, or that will go into effect during the 12 months ending June 30, 2013, based on leases entered into or that expired and were not renewed through August 31, 2012, less estimated variable expenses associated with such leases using our average NOI margin of 67.3% for January 1, 2011 through June 30, 2012.

(d)	Represents estimated decreases in contractual rent revenue during the 12 months ending June 30, 2013 due to lease expirations, assuming a recurring rent churn rate of 3.4% (which was our recurring rent annual churn rate for the period from January 1, 2011 through June 30, 2012), less estimated variable expenses associated with such leases using our average NOI margin of 67.3% for January 1, 2011 through June 30, 2012. The adjustment has been calculated as follows:

Annualized rent as of June 30, 2012	$204.7
Assumed recurring rent annual churn rate	3.4%

Total estimated decrease in contractual rent revenue during the 12 months ending June 30, 2013 due to lease expirations	$7.0
Average NOI margin for January 1, 2011 through June 30, 2012	67.3%

Total estimated decrease in contractual rent income during the 12 months ending June 30, 2013 due to lease expirations	$4.7

(e)	Represents the conversion of estimated rental revenues on in-place leases from GAAP basis to a cash basis of recognition.

(f)	Pro forma non-cash compensation expense related to awards of restricted shares and performance units that vest over a three-year period.

(g)	Pro forma non-cash amortization of financing costs and debt discount for the 12 months ended June 30, 2012.

(h)	Represents non-cash impairment charges on real estate for the 12 months ending June 30, 2012.

(i)	Reflects contractual leasing commissions for the 12 months ending June 30, 2013 based on new leases entered into through August 31, 2012. The Company has not historically paid for tenant improvements or leasing commissions for renewed leases. The Company pays leasing commissions based upon new monthly recurring revenue, not square footage sold. Commissions paid to internal personnel and third-party brokers were $3.9 and $1.7 for the year ended December 31, 2011 and the six months ended June 30, 2012, respectively.

(j)	For the 12 months ending June 30, 2013, the estimated costs of recurring building improvements (excluding costs of customer improvements) at our properties is approximately $1.7 million and is based on the weighted average annual capital expenditures costs of $1.17 per rentable square foot in our portfolio incurred during the 12 months ended December 31, 2011 and the six months ended June 30, 2012 multiplied by 1,473,906 NRSF. The following table sets forth certain information regarding historical recurring capital expenditures at the properties in our portfolio through June 30, 2012.

	Year Ended December 31, 2011	Six Months Ended June 30, 2012	Weighted Average January 1, 2011- June 30, 2012

Recurring capital expenditures (in millions)	$1.8	$0.6	$1.6
Average NRSF during period	1,310,067	1,463,703	1,361,279

Recurring capital expenditure per square foot	$1.37	$0.40	$1.17

(k)	Represents scheduled amortization payments of capital lease obligations and other long term lease obligations due during the 12 months ending June 30, 2013.

(l)	Our share of estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximate % aggregate partnership interest in our operating partnership.

(m)	Based on a total of shares of our common stock to be outstanding after this offering.

(n)	Calculated as our estimated initial annual distribution divided by our share of estimated cash available for distribution for the 12 months ending June 30, 2013.

APPENDIX B

[LETTERHEAD OF VENABLE LLP]

DRAFT

                    , 2012

CyrusOne Inc.

1649 West Frankford Road

Carrollton, Texas 75007

Re: Registration Statement on Form S-11 (File No. 333-183132)

Ladies and Gentlemen:

We have served as Maryland counsel to CyrusOne Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of up to             shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (including up to             Shares which the underwriters in the initial public offering have the option to purchase solely to cover over-allotments), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;

4. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

CyrusOne Inc.

                    , 2012

7. A certificate executed by an officer of the Company, dated as of the date hereof; and

8. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. Prior to the issuance of the Shares, the Board, or a duly authorized committee thereof, will determine the number, and certain terms of issuance, of the Shares in accordance with the Resolutions, and the Charter will be filed with and accepted for record by the SDAT (the “Corporate Proceedings”).

6. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

CyrusOne Inc.

                    , 2012

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions, the Corporate Proceedings and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

APPENDIX C

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

                    , 2012

CyrusOne Inc.

1649 West Frankford Road

Carrollton, TX 75007

Re: Certain U.S. Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as special tax counsel to CyrusOne Inc., a Maryland corporation (“CyrusOne”), in connection with the offering by CyrusOne (the “Offering”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), pursuant to a Registration Statement on Form S-11 (File No. 333-183132) filed with the Securities and Exchange Commission, as amended through the date hereof (the “Registration Statement”). You have requested our opinion with respect to the Offering.

In connection with this opinion, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement, (ii) the prospectus, dated                     , 2012 (the “Prospectus”), which forms a part of and is included in the Registration Statement, and (iii) such other documentation and information provided by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate (the “Officers’ Certificate”) containing certain factual representations and covenants of officers of CyrusOne, which relate to, among other things, the actual and proposed operation of CyrusOne and each of the entities in which CyrusOne holds or has held a direct or indirect interest (collectively, the “Company”). We have not made an independent investigation of all of the facts, statements, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, the Prospectus or in any other

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CyrusOne Inc.

                    , 2012

document. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice and have not reviewed, and of which we may be unaware. We have, consequently, assumed and relied on your representations that the information presented in the Officers’ Certificate, the Registration Statement, the Prospectus and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that such statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. We are not aware of any facts inconsistent with such statements, representations and covenants. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) each of the entities comprising the Company has been and will be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Maryland or of any other state or jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (the “Regulations”), administrative rulings and other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, the Regulations, judicial decisions, and administrative interpretations are subject to change or differing interpretation at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents

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                    , 2012

counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.

Based on the foregoing, we are of the opinion that commencing with its taxable year ending on December 31, 2012, CyrusOne has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. As noted in the Registration Statement, CyrusOne’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of CyrusOne’s operation for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

Except as set forth above, we express no opinion to any party as to any tax consequences, whether federal, state, local or foreign, of the transactions described in the Registration Statement, any transaction related thereto, or of an investment in the Common Stock.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation or assumption relied upon herein that becomes incorrect or untrue.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the headings “U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

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